

中 銀 香 港（控 股）有 限 公 司
BOC HONG KONG (HOLDINGS) LIMITED

File No.82-34675

Our Ref : BS(2004)080(JY)

8<sup>th</sup> March, 2004



04010449

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

PROCESSED
MAR 11 2004  SUPPL
THOMSON
FINANCIAL

Dear Sirs,

**BOC Hong Kong (Holdings) Limited**
**Rule 12g3-2(b) File No.82-34675**

We enclose the Monthly Return on Movement of Listed Equity Securities filed by the Company with the Stock Exchange of Hong Kong Limited (the "HKSE") for the month ended 29<sup>th</sup> February, 2004 for your attention.

Please note that the above documents are being furnished to the Securities and Exchange Commission (the "SEC") on behalf of the Company pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

..../page 2



Yours faithfully,
For and on behalf of
BOC Hong Kong (Holdings) Limited

Jason C.W. Yeung
Company Secretary

Encl.

# Monthly Return On Movement of Listed Equity Securities

(For the month ended : ___29th February 2004___ )

To:     E-Business & Information Services of Hong Kong Exchanges and Clearing Ltd.
Fax No:   2521 7072

From:   BOC Hong Kong (Holdings) Limited _____
                          (Name of Company)

_____Jason C. W. Yeung_____          Tel No: ____2846 2700____
              (Name of Responsible Official)

Date:          8th March 2004_____

---

(A)   Information on Types of Listed Equity Securities:
      (please tick wherever applicable)

1. Ordinary shares:      √                    2. Preference shares:

3. Other classes of shares:                   please specify: . _____

4. Warrants:                                  please specify: _____

---

(B)   Movement in Authorised Share Capital:

|  | No. of ordinary shares/ Preference shares/ Other classes of shares | Par Value (HK$) | Authorised Share Capital (HK$) |
|---|---|---|---|
| Balance at close of preceding month | 20,000,000,000 | 5.00 | 100,000,000,000 |
| Increase/(Decrease) (EGM approval date): ( _____ ) | Nil | N/A | Nil |
| Balance at close of the month | 20,000,000,000 | 5.00 | 100,000,000,000 |

---

(C)   Movement in Issued Share Capital:

|  | No. of Ordinary shares | No. of Preference shares | No. of other classes of shares |
|---|---|---|---|
| Balance at close of preceding month: | 10,572,780,266 | Nil | Nil |
| Increase/(Decrease) during the month: | Nil | Nil | Nil |
| Balance at close of the month: | 10,572,780,266 | Nil | Nil |

(D) Details of Movement
*Please delete and insert "N/A" wherever inapplicable

| TYPE OF SECURITIES | SECURITIES IN ISSUE AT CLOSE OF PRECEDING MONTH | MOVEMENT DURING THE MONTH | | | SECURITIES IN ISSUE AT CLOSE OF THE MONTH | IN NO. OF NEW SHARES ARISING THEREFROM |
|---|---|---|---|---|---|---|
| SHARE OPTIONS* Type | No. of Options | Granted | Exercised | Cancelled | No. of Options | |
| 1. Ordinary shares Exercise Price: HK$ 2. Ordinary shares Exercise price: HK$ 3. Ordinary shares Exercise Price: HK$ 4. Ordinary shares Exercise price: HK$ | Nil | | | | Nil | |
| WARRANTS* Date of Expiry | Nominal Value (HK$) | Exercised (HK$) | | | Nominal Value (HK$) | |
| 1. _____ Subscription price: HK$_____ 2. _____ Subscription price: HK$_____ | Nil | | | | Nil | |
| CONVERTIBLES* Class | Units | Converted (Units) | | | Units | |
| _____ Convertible price: HK$ _____ | Nil | | | | Nil | |
| OTHER ISSUES OF SHARES* | | | | | | |
| Rights Issue | Price: | Issue and allotment Date: | | | Nil | |
| Placing | Price: | Issue and allotment Date: | | | | |
| Bonus Issue | | Issue and allotment Date: | | | | |
| Scrip Dividend | | Issue and allotment Date: | | | | |
| Repurchase of share | | Cancellation Date: | | | | |
| Redemption of share | | Redemption Date: | | | | |
| Consideration issue | Price: | Issue and allotment Date: | | | | |
| Others (Please specify) | Price: | Issue and allotment Date: | | | | |
| Total No. of ordinary shares/preference shares/other classes of shares Increased/(decreased) during the month: | | | | | | - |

Remarks: _____

_____

Authorised Signatory:

_____
Name    :    Jason C. W. Yeung
Title    :    Company Secretary

Notes:
All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.